SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’17 Earnings Results

I. Performance in Q1 2017 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q1 17	Q4 16	Q1 16	QoQ	YoY
Quarterly Results
Revenues	7,062	7,936	5,989	-11%	18%
Operating Income	1,027	904	40	14%	2,498%
Income before Tax	858	1,065	-8	-19%	n/a
Net Income	679	825	1	-18%	57,145%

II. IR Event of Q1 2017 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q1 17 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on April 26, 2017

5. Venue & Method:	Earnings release conference call in Korean/English - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)     Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)     Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)

Daniel Kim, Manager, IR Team (82-2-3777-1647)

3)     Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q1 17 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 17 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2017 Results

SEOUL, Korea (Apr. 26, 2017) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2017.

•	Revenues in the first quarter of 2017 increased by 18% to KRW 7,062 billion from KRW 5,989 billion in the first quarter of 2016 and decreased by 11% from KRW 7,936 billion in the fourth quarter of 2016.

•	Operating profit in the first quarter of 2017 recorded KRW 1,027 billion, a quarter-on-quarter increase of 14% from the operating profit of KRW 904 billion in the fourth quarter of 2016, and a year-on-year increase of 2,498% from the operating profit of KRW 40 billion in the first quarter of 2016.

•	EBITDA in the first quarter of 2017 was KRW 1,743 billion, compared with EBITDA of KRW 1,624 billion in the fourth quarter of 2016 and with EBITDA of KRW 853 billion in the first quarter of 2016.

•	Net income in the first quarter of 2017 amounted to KRW 679 billion, compared with the net income of KRW 825 billion in the fourth quarter of 2016, and a year-on-year increase from the net income of KRW 1 billion in the first quarter of 2016.

LG Display recorded its twentieth straight quarterly operating profit at KRW 1,027 billion, a record-high quarterly performance even under the off-season of the year regarded in the industry. This achievement is backed by the favorable market conditions including the continuously upward trend of large-size panel prices, and by the company’s product mix strategy of focusing on differentiated and high value-added products such as large-size panels for Ultra HD TVs and high-end IT products based on its IPS technology.

The company also registered KRW 7,062 billion in revenues in the first quarter of 2017 increased year-on-year by 18% from KRW 5,989 billion, despite the reduced days of operation during the quarter and the decreased share of mid- and small-size panels caused by low seasonality.

Panels for TVs accounted for 43% of the revenue in the first quarter of 2017, mobile devices for 26%, tablets and notebook PCs for 16%, and desktop monitors for 15%.

With 81% in the liability-to-equity ratio, 140% in the current ratio, and 17% in the net debt-to-equity ratio as of March 31, 2017, the financial structure of the company remains stable.

“Panel shipments by area in the second quarter of 2017 are expected to reach a similar level as the first quarter, while TV panel shipments are anticipated to decrease or stay flat due to continued trends toward large-size panels,” said Don Kim, CFO of LG Display. “Panel prices are expected to remain stable despite the possible ups and downs in prices depending on sizes and products.”

He added, “With the growing market expectation around new OLED products such as Crystal Sound OLED(CSO), Wallpaper OLED TV panels, and POLED(plastic-based OLED), LG Display will go forward with its plans to increase capacity in large-size OLED panels and to start the mass-production of POLED in the new 6th generation production line in Gumi as scheduled. As such, we will make constant efforts to stand out and lead the market as the world’s no. 1 display maker.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 26, 2017 starting at 10:00 a.m. Korea Standard Time to announce the first quarter of 2017 earnings results.

Investors can listen to the conference call or watch webcast of the conference via the company website at http://www.lgdisplay.com/eng/investor/irSchedule after registration. If you wish to call-in the conference call, please visit https://events.arkadin.com/ev/APAC/kr/lgd17q1audio and follow the instructions to pre-register. If you want the webcast only, please visit https://events.arkadin.com/ev/APAC/kr/lgd17q1webcast and follow the instructions to pre-register.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has approximately 49,000 employees operating worldwide. For more news and information about display products, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Manager

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 26, 2017	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President